UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1 to Form 15 on
FORM 15/A
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number           333-150895
Horsepower Holdings, Inc.

(Exact name of registrant as specified in its charter)
10370 Richmond Avenue, Suite 600, Houston, Texas 77042, (713) 435-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☑
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date:           2
     Explanatory note: The purpose of this Amendment No. 1 on Form 15/A is to withdraw the previous filing of this Form 15 filed on July 22, 2008 with respect to the securities listed above.
     Pursuant to the requirements of the Securities Exchange Act of 1934, Horsepower Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	August 13, 2008	/s/ David W. Wehlmann

		By:	David W. Wehlmann, Vice President and Secretary